Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 16 DATED APRIL 2, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 636 Juanita Avenue, LLC

On October 10, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,000,000, (the “636 Juanita Senior Loan”). The Borrower, 636 Juanita Avenue, LLC, a Delaware limited liability company (“636 Juanita”), used the loan proceeds to acquire 15,004 square feet of land. 636 Juanita’s business plan was to apply for permits for 33 apartment units for the site located at 636 – 642 North Juanita Avenue, Los Angeles, CA 90004 (the “636 Juanita Property”). Details of this acquisition can be found here.

636 Juanita completed its business plan and obtained necessary entitlements, approvals and permits to build 33 apartment units on the 636 Juanita Property.

Consequently, on March 29, 2021, 636 Juanita paid off the investment for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 11.0%. 636 Juanita repaid the 636 Juanita Senior Loan by refinancing with a construction loan.